OPEXA THERAPEUTICS, INC.

2635 Technology Forest Blvd.

The Woodlands, TX 77381

August 8, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Opexa Therapeutics, Inc. - Registration Statement – Form S-4 (File No. 333-219358)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Opexa Therapeutics, Inc. (the “Registrant”) hereby requests that the effective date of the above-captioned registration statement on Form S-4 (as amended, the “Registration Statement”), be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on August 10, 2017 or as soon thereafter as may be practicable. Please call Patty DeGaetano of Pillsbury Winthrop Shaw Pittman LLP at (858) 509-4033 to confirm the effectiveness of the Registration Statement.

Sincerely,

OPEXA THERAPEUTICS, INC.

By:	/s/ Neil K. Warma
Neil K. Warma President, Chief Executive Officer and Acting Chief Financial Officer

cc:	Mike Hird, Esq. Patty DeGaetano, Esq.